FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange regarding Payment of Dividends.

September 17, 2009

Messrs

BOLSA DE COMERCIO DE BUENOS AIRES

(Buenos Aires Stock Exchange)

25 de Mayo 347, 2nd Floor

Buenos Aires

Ref.: Payment of Cash Dividends

The Board of Directors of BBVA BANCO FRANCÉS S.A. is pleased to announce that non-resident shareholders may collect cash dividends in U.S. Dollars through a foreign account which shall be specified in accordance with a notice published today in the Daily Bulletin of the Buenos Aires Stock Exchange.

Shareholders and/or trustees shall send a written notice with all relevant information to BBVA Banco Francés, to be delivered by 1:00 PM on September 22, 2009:

BBVA Banco Francés SA

ADMINISTRACIÓN DE OPERACIONES FINANCIERAS

(Financial Transactions Administration)

RECONQUISTA 199, 7th floor

C1003AAB, Buenos Aires, ARGENTINA

Att. MR MANUEL MANSILLA

indicating beneficiary, customer name and depositor at Caja de Valores S.A., &/or identification in the Shareholders’ Registry held by the Registrar: Caja de Valores S.A., foreign bank to which wire transfers should be made, account number, reference, and any other clarification required for a correct crediting of net dividends.

Sincerely yours,

BBVA BANCO FRANCÉS S.A.

Reconquista 199, C1003ABB, Buenos Aires, Argentina - P.O. Box 3196, Correo Central 1000 Buenos Aires, Argentina

Payment of Cash Dividends

Shareholders of BBVA Banco Francés S.A. are hereby notified that, in accordance with a resolution of the Ordinary and Special Shareholders’ Meeting held on March 27, 2009, dividends in cash and shares will be paid as from September 23, 2009 for the fiscal year ended December 31, 2008.

Cash dividends amount to Arg. Pesos 35,000,000, which is equivalent to 7.4253019 % of the corporate capital or Arg. Pesos .074253019 per share with a face value of one Argentine Peso.

The above mentioned distribution is subject to Personal Assets Tax withholdings in accordance with the additional section included after Section 25 in the Argentine Income Tax Law No. 25,585. Any Personal Assets Tax payable shall be calculated at a rate of .05% on shares held by taxable individuals, as of December 31 of each year, valued pro-rata to the equity value as of the same date.

At this time, the Bank shall withhold Personal Assets Taxes from any shareholders collecting dividends that have not paid any taxes due to BBVA Banco Francés up to September 22, 2009, provided they were shareholders on December 31, 2008 and previous years.

Dividends in shares, amounting to Arg. Pesos 65,000,000, which is equivalent to 13.7898464 % of the corporate capital, shall be paid to shareholders by transferring 65,000,000 ordinary, book entry shares (“the new shares”), with a face value of one Arg. Peso each (Arg. Pesos 1) and one vote per share. These shares shall have the same rights as those of shares presently outstanding after payment of these dividends. Payment shall be made at the rate of .013789464 new shares for every share held at the close of business on September 22, 2009.

Dividends shall be paid through the Caja de Valores S.A. upon delivery by BBVA Banco Francés S.A. of a detailed spreadsheet listing net amounts payable to every Shareholder.

BBVA BANCO FRANCÉS S.A.

Reconquista 199, C1003ABB, Buenos Aires, Argentina - P.O. Box 3196, Correo Central 1000 Buenos Aires, Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	September 18, 2009	By:	/s/ Martín E. Zarich
		Name:	Martín E. Zarich
		Title:	Chief Financial Officer